UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Washington Mutual, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

939322 103

(CUSIP Number)

Clive D. Bode

Vice President

TPG Capital, L.P.

301 Commerce Street, Suite 3300

Fort Worth, Texas 76102

(817) 871-4000

Copy to:

Benet J. O’Reilly, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

212-225-2000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 17, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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This Amendment No. 1 supplements and amends the Schedule 13D filed on July 3, 2008 (the “Original Schedule 13D” and, together with this Amendment No. 1, the “Schedule 13D”) by TPG Advisors VI, Inc., TPG Olympic Advisors, Inc., Mr. David Bonderman and Mr. James G. Coulter with respect to Issuer Common Stock. Capitalized terms used in this Amendment No. 1 and not otherwise defined shall have the same meanings ascribed to them in the Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
This Amendment No. 1 supplements and amends Item 6 of the Schedule 13D as set forth below:
The TPG Funds have advised the Issuer that they have waived their rights to the price reset payments provided for under Section 4.11 of the Investment Agreement and Section 13(A) of the Warrant.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

TPG ADVISORS VI, INC.

By: /s/ Clive D. Bode Clive D. Bode Vice President

TPG OLYMPIC ADVISORS , INC.

By: /s/ Clive D. Bode Clive D. Bode Vice President

David Bonderman

By: /s/ Clive D. Bode Clive D. Bode, on behalf of David Bonderman (1)

James G. Coulter

By: /s/ Clive D. Bode Clive D. Bode, on behalf of James G. Coulter (2)

Dated: September 17, 2008

(1) Clive D. Bode is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated August 31, 2006, which was previously filed with the Securities and Exchange Commission (“Commission”) as an exhibit to a Form 4 (SEC File No.: 001-32875) filed by Mr. Bonderman on March 1, 2007.

(2) Clive D. Bode is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated August 31, 2006, which was previously filed with the Commission as an exhibit to a Form 4 (SEC File No.: 001-32927) filed by Mr. Coulter on March 1, 2007.

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